UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

Pursuant to Regulation 30 of the SEBI Listing Regulations, we write to inform you that the Board of Directors of ICICI Bank Limited (the Bank), vide a resolution passed by circulation today at 1:04 p.m., on recommendation of Board Governance Remuneration & Nomination Committee:

•	Noted that Mr. B. Prasanna and Ms. Anubhuti Sanghai shall cease to be senior management personnel of the Bank (SMP), with effect from close of business hours of August 5, 2025 pursuant to their transfer to ICICI Group companies;

•	Noted that Mr. Sanjay Singhvi shall cease to be a SMP with effect from end of business hours of August 14, 2025 pursuant to early retirement. His request for early retirement was accepted by the Bank today at 08:52 a.m.; and

•	Approved the inclusion of Mr. Shailendra Jhingan in the category of SMP with effect from August 6, 2025.

The details as required under Regulation 30 read with para A of part A of Schedule III of the SEBI (Listing Obligations & Disclosure Requirements) Regulations, 2015, read with SEBI Master Circular dated November 11, 2024 is provided in Annexure.

Annexure

Profile of Mr. Shailendra Jhingan

Shailendra Jhingan holds a MBA (Master of Management Studies) from the Welingkar Institute of Management and a BA in Economics from Kirorimal College, Delhi University. He joined ICICI Group in December 2008. In his prior assignment in ICICI Group, he was the Managing Director & CEO of ICICI Securities Primary Dealership Limited since November 2016. He has over two decades of experience in the areas of fixed income securities and asset management. Prior to joining ICICI Group, he has worked in organizations such as HSBC Asset Management, Birla Sun Life Asset Management, J M Morgan Stanley, J M Shares and Stock Brokers and Fortress Financial Services Ltd.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: August 5, 2025	By:	/s/ Vivek Ranjan
			Name:	Vivek Ranjan
			Title:	Associate Leadership Team

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India